Exhibit 99.2

$933.966	PROMISSORY NOTE	December 17, 2007
FOR VALUE RECEIVED, the undersigned, Amen Properties, Inc. (hereinafter called "Maker"),promises to pay to the order of Universal Guaranty Life Ins. Co. ("Payee"), the principal sum of Nine Hundred Thirty Three Thousand Nine Hundred Sixty Six and No/100 Dollars ($933,966) in coin or currency of the United States of America, together with interest thereon from and after the date hereof until paid in full at a rate per annum equal to the prime rate specified in The Wall Street Journal from time to time plus one percent per annum (1.0%); provided, that the interest rate shall in no event be greater than the maximum amount of nonusurious interest allowed from time to time by applicable law (the "Highest Lawful Rate"). If the aforementioned prime rate changes from time to time after the date of this Promissory Note (this "Note"), the interest rate under this Note shall be automatically increased or decreased, as the case may be, without any action by or notice to any party, effective as of the end of each calendar quarter during the term of this Note beginning on March 31, 2008, and thereafter on the last day of each calendar quarter during the term of this Note. The date of each quarterly adjustment to the interest rate is referred to herein as a "Rate Change Date".

This Note shall be due and payable in a single payment of the full amount of the unpaid principal and accrued and unpaid interest on June 30, 2008, the maturity date of this Note. No payment shall be past due and no default will occur hereunder if such payment is made within ten (10) days of the due date.

This Note is given pursuant and subject to that certain Securities Purchase and Note Agreement among Maker, Payee and other Investors dated as of November 30, 2007 (the "Note Agreement"). This Note is one of a number of promissory notes given under the Note Agreement (the "Related Notes"), and the amount of any payment made on this Note will be in proportion to the face amount of this Note compared to the aggregate face amount of this Note and all the Related Notes. No payment will be made on this Note unless contemporaneous payments are made on all of the Related Notes, and no payments will be made on the Related Notes unless a contemporaneous payment is made on this Note. Payments on this Note shall be made to Payee at Payee's address set forth on Payee's signature page to the Note Agreement.

Maker may prepay all or any portion of the remaining principal balance or accrued interest at any time, and from time to time, without penalty or fee. Any prepayment hereunder shall be applied first to accrued and unpaid interest, if any, owing on this Note and the balance to principal.

All agreements between the Maker and Payee, whether now existing or hereafter arising and whether written or oral, are hereby limited so that in no contingency shall the interest paid or agreed to be paid to Payee exceed the maximum amount permitted under applicable law. If, under any circumstance whatsoever, interest would otherwise be payable to Payee at a rate in excess of the Highest Lawful Rate, then the interest payable to Payee shall be reduced to the maximum amount permitted under applicable law, and if under any circumstance whatsoever Payee shall ever receive anything of value deemed interest by applicable law which would exceed interest at the Highest Lawful Rate, then any excessive interest paid shall be applied to the reduction of the principal amount hereunder and not to the payment of interest or if such excess interest exceeds the unpaid principal balance hereof, such excess shall be refunded to Maker. All interest paid or agreed to be paid to Payee shall, to the extent permitted by applicable law, be amortized, prorated, allocated and spread throughout the full period until payment in full of the principal of this Note so that the rate of interest hereon is uniform throughout the term hereof. This paragraph shall control all agreements between the undersigned and the Payee.

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THIS NOTE SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS EXCEPT FOR CONFLICTS OF LAWS PRINCIPALS WHICH WOULD RESULT IN THE LAWS OF ANOTHER JURISDICTION TO APPLY.

THIS NOTE AND THE NOTE AGREEMENT REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

IN WITNESS WHEREOF, Maker has executed this Note as of the 17th day of December, 2007.

AMEN PROPERTIES, INC.

By:	/s/ Jon M. Morgan
Name:	Jon M. Morgan
Title:	CEO

Address: 303 W. Wall St., Suite 2300 Midland, Texas 79701